==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Dated: June 29, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   June 29, 2007                      By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                                                 |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |

                                                         EXTERNAL NEWS RELEASE
                                                                      07-18-TC

FOR IMMEDIATE RELEASE:              June 29, 2007


                TECK COMINCO ANNOUNCES APPOINTMENT OF TIM WATSON
                  AS SENIOR VICE PRESIDENT PROJECT DEVELOPMENT


Vancouver, B.C. - - Peter Kukielski, Executive Vice-President and Chief Operating Officer of Teck Cominco Limited is pleased to announce that effective August 6, 2007, Tim Watson will join Teck Cominco as Senior Vice President Project Development.

"Teck Cominco has entered a phase of substantial growth. In order to meet the challenges of our expanding growth profile, we are delighted to announce the appointment of Tim Watson to the newly-created position. Tim will be responsible for the company's Engineering, Construction, and Project Management functions, and he will oversee all major greenfield and brownfield capital projects. Tim will be a tremendous addition to our management team, and we look forward to welcoming him to Teck Cominco", said Mr. Kukielski.

Tim graduated from the University of British Columbia with a degree in chemical engineering. He spent the last eight years with AMEC PLC in positions of increasing responsibility, culminating in his current role as Chief Operating Officer, Power and Process. Prior to joining AMEC, Tim spent twenty years with Fluor during which he developed his extensive background in domestic and international project management.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

                                     - 30 -



For further information, please contact:

Greg Waller
Vice President, Investor Relations and Strategic Analysis
(604) 687-1117



                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
       - TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com